UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. __2___)*

                                   REMEC, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    759543101
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                                 (CUSIP Number)

                                 Bryant R. Riley
                            11100 Santa Monica Blvd.
                                    Suite 800
                              Los Angeles, CA 90024
                                 (310) 966-1444
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 15, 2005
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._75943101                    13D                   Page 1 of 4 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SACC Partners LP; Riley Investment Management LLC; B. Riley & Co. Inc.;
     B. Riley & Co. Retirement Trust, Bryant R. Riley, Carleen Riley
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     WC, PF, OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER
  NUMBER OF
                    5,804,333
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          100,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    5,804,333
   PERSON      _________________________________________________________________

               10   SHARED DISPOSITIVE POWER
    WITH

                    100,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,904,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [X]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         9.51%
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14   TYPE OF REPORTING PERSON*


         PN, IA, BD, EP, IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.__ 75943101                   13D                   Page 2 of 4 Pages


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Item 1.  Security and Issuer.

         Common Stock of REMEC, Inc.
         3790 Via De La Valle
         Suite 311
         Del Mar, California 92014

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Item 2.  Identity and Background.

         (a) SACC Partners LP (Delaware limited partnership) Riley Investment Management LLC (Delaware limited liability company)
                  B. Riley & Co., Inc. (Delaware corporation) B. Riley & Co. Retirement Trust (employee benefit plan) Mr. Bryant R. Riley (individual residing in California) Mrs. Carleen Riley (individual residing in California)

         (b)      11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

         (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). Mr. Riley is also a Trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). Mr. and Mrs. Riley own their joint account with rights of survivorship. Mr. Riley is the sole custodian of accounts for the benefit of his children. Each entity is located at the address specified in (b) above.


         (d)      N/A

         (e)      N/A

         (f)      United States

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Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds. BRC's purchases were made with BRC corporate funds. BRCRT's purchases were made with funds deposited into the Trust. Mr. and Mrs. Riley's purchases were made with personal funds. The custodial purchases were made with funds deposited into such accounts.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The filing person has had discussions with Management and presently intends to vote our shares in favor of the current acquisition proposal of REMEC Commercial by Powerwave provided that Powerwave and REMEC are able to structure the current proposal in a tax efficient manner. As previously stated, we will vote our shares in favor of the current acquisition of REMEC Defense by Cobham PLC.

CUSIP No.__ 75943101                   13D                   Page 3 of 4 Pages

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Item 5.  Interest in Securities of the Issuer.

         (a) SACC owns 4,694,095 shares of REMEC's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 4,694,095 shares held by SACC, representing approximately 7.56% of REMEC's outstanding stock.

                  BRC owns 995,210 shares of REMEC's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 995,210 shares of REMEC's common stock, representing approximately 1.60% of REMEC's outstanding stock.

                  BRCRT owns 97,000 shares of REMEC's common stock. Because Mr. Riley has voting and investment power over BRCRT's security holdings, both BRCRT and Mr. Riley may be deemed to have beneficial ownership of the 97,000 shares of REMEC's common stock, representing approximately 0.16% of REMEC's outstanding stock.

                  Mr. and Mrs. Riley directly own 100,000 shares in their personal joint account, representing approximately 0.16% of REMEC's outstanding stock.

                  Mr. Riley's children's accounts own a total of 18,028 shares of REMEC's common stock. However, although Mr. Riley controls voting and investment power over his children's custodial accounts, Mr. Riley may not be deemed to have and disclaims beneficial ownership of the 18,028 shares of REMEC's common stock in these custodial accounts, representing approximately 0.03% of REMEC's outstanding stock.

                  To summarize, Mr. Riley may be deemed to beneficially own a total of 5,786,305 shares of REMEC common stock (9.32%) through his relationships with SACC, RIM, BRC and BRCRT. Mr. and Mrs. Riley may be deemed to beneficially own a total of 100,000 shares of REMEC common stock (0.16%) through their joint account. Mr. Riley also controls an additional 18,028 shares of REMEC common stock (0.03%) through his role as custodian over his children's accounts, although he disclaims ownership over those particular shares.

         (b) With respect to all of the shares that are held by each of SACC, BRC, BRCRT and the custodial accounts, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares. Mr. and Mrs. share the power to vote and dispose or direct the disposition of the shares in their joint account.

         (c) Please see Exhibit A for transactions that have taken place since the date of the last filing.

         (d)      None

         (e)      N/A

CUSIP No.__ 75943101                   13D                   Page 4 of 4 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM, BRC, BRCRT and the custodial accounts are described above under Item 2(c) above. There is no written agreement among the reporting parties regarding the REMEC shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed in Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2005
                             SACC PARTNERS LP
                             By: Riley Investment Management LLC, its General Partner
                             By: /s/ Bryant R. Riley
                             --------------------------------

                             Bryant R. Riley,
                             President
                             RILEY INVESTMENT MANAGEMENT LLC
                             By: /s/ Bryant R. Riley
                             --------------------------------

                             Bryant R. Riley, CEO
                             B. RILEY & CO., INC.
                             By: /s/ Bryant R. Riley
                             --------------------------------

                             Bryant R. Riley, Trustee
                             B. RILEY & CO., INC. RETIREMENT TRUST
                             By: /s/ Bryant R. Riley
                             --------------------------------

                             Bryant R. Riley, Individual
                             By: /s/ Bryant R. Riley
                             ------------------------

                             Carleen Riley, Individual
                             By: /s/ Carleen Riley
                             ------------------------


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   EXHIBIT A

             Transaction Code          Quantity     Trade Date   Price
             ----------------         ---------     ----------  -------
SACC         Buy                          1,100      1/19/05    $ 6.81
             Sell                      (120,000)     1/21/05    $ 6.81
             Sell                       (73,000)     1/21/05    $ 6.84
             Sell                      (191,600)     1/25/05    $ 6.76
             Sell                       (37,600)     2/11/05    $ 6.82
             Sell                       (24,000)     2/14/05    $ 6.73
             Buy                         24,000      2/14/05    $ 6.62
             Buy                         13,900      2/17/05    $ 6.40
             Sell                    (1,500,000)     2/25/05    $ 6.23
             Buy                         75,000       3/4/05    $ 6.54
             Buy                        266,700      3/14/05    $ 5.92
             Buy                        350,000      3/15/05    $ 5.39
             Sell                      (800,000)     3/15/05    $ 5.29
             Buy                         41,500      3/23/05    $ 5.10
             Buy                         50,700       4/1/05    $ 5.33
             Buy                         67,500       4/4/05    $ 5.36
             Buy                         72,300       4/5/05    $ 5.44
             Buy                         61,000       4/6/05    $ 5.41
             Buy                        120,400       4/7/05    $ 5.40
             Sell                      (186,000)     4/13/05    $ 5.36
             Buy                        186,000      4/13/05    $ 5.36

BRC          Buy                          3,825      4/14/05    $ 5.31
             Buy                          1,000      4/14/05    $ 5.31
             Buy                         31,975      4/14/05    $ 5.31
             Buy                         35,600      4/14/05    $ 5.35
             Buy                             37      4/11/05    $ 5.38
             Buy                             20       4/8/05    $ 5.41
             Buy                         90,000      4/13/05    $ 5.36
             Buy                         10,000      4/13/05    $ 5.39
             Buy                             54      4/13/05    $ 5.36
             Sell                       (60,600)     4/14/05    $ 5.33
             Sell                           (18)      4/7/05    $ 5.40
             Sell                          (300)     4/13/05    $ 5.38
             Sell                       (90,000)     4/13/05    $ 5.36
             Sell                          (100)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                        (1,000)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                        (3,800)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                          (300)     4/13/05    $ 5.38
             Sell                          (200)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.40
             Sell                           (91)     4/13/05    $ 5.38
             Sell                          (300)     4/13/05    $ 5.38
             Sell                          (209)     4/13/05    $ 5.38
             Sell                          (300)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.38
             Sell                           (16)     4/13/05    $ 5.38
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (700)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (300)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (200)     4/13/05    $ 5.40
             Sell                          (100)     4/13/05    $ 5.40
             Sell                          (200)     4/13/05    $ 5.40